                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)



                             NAPA NATIONAL BANCORP
            ------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
            ------------------------------------------------------
                         (Title of Class of Securities)



                                  630 35P 101
            ------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Statement is filed:


[X]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 9 Pages

----------------------
CUSIP No.  630 35P 101
----------------------

1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:  NAPA NATIONAL BANCORP STOCK PARTICIPATION PLAN
    I.R.S. NUMBER:  94-2780134
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
     NUMBER OF SHARES         5  SOLE VOTING POWER              0 (see Item 4)
  BENEFICIALLY OWNED BY       -------------------------------------------------
EACH REPORTING PERSON WITH    6  SHARED VOTING POWER       70,811 (see Item 4)
                              -------------------------------------------------
                              7  SOLE DISPOSITIVE POWER         0 (see Item 4)
                              -------------------------------------------------
                              8  SHARED DISPOSITIVE POWER  70,811 (see Item 4)
                              -------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 70,811 (see Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)                                     9.0% (see Item 4)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             EP
--------------------------------------------------------------------------------


                               Page 2 of 9 Pages

----------------------
CUSIP No.  630 35P 101
----------------------

1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS: C. RICHARD LEMON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
     NUMBER OF SHARES         5   SOLE VOTING POWER       11,300 (see Item 4)
  BENEFICIALLY OWNED BY       --------------------------------------------------
EACH REPORTING PERSON WITH    6   SHARED VOTING POWER     70,811 (see Item 4)
                              --------------------------------------------------
                              7   SOLE DISPOSITIVE POWER  11,300 (see Item 4)
                              --------------------------------------------------
                              8  SHARED DISPOSITIVE POWER 70,811 (see Item 4)
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                82,111 (see Item 4)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                                    10.3% (see Item 4)
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IN
--------------------------------------------------------------------------------

                               Page 3 of 9 Pages

-----------------------
  CUSIP NO. 630 35P 101
-----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON: GEORGE M. SCHOFIELD
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION  UNITED STATES OF AMERICA
------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             8,000 (see Item 4)
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER          73,011 (see Item 4)
     OWNED BY      -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        8,000 (see Item 4)
     REPORTING     -----------------------------------------------------------
    PERSON WITH      8    SHARED DISPOSITIVE POWER     73,011 (see Item 4)
------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                             81,011 (see Item 4)
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                               10.2% (see Item 4)
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IN
------------------------------------------------------------------------------

                               Page 4 of 9 Pages

Item 1.  Information Regarding Issuer.
-------  ----------------------------

            (a) Name of Issuer:  Napa National Bancorp.

            (b) Address of Issuer's Principal Executive Offices: 901 Main Street, Napa, California 94559.

Item 2.  Information Regarding Person Filing and Issuer's Securities.
-------  -----------------------------------------------------------

            (a) Name of Person Filing: Napa National Bancorp Stock Participation Plan ("ESOP"), and Messrs. C. Richard Lemon and George M. Schofield, former Co-Trustees of the ESOP.

            (b) Address of Principal Business Office or, if none, Residence:

                Napa National Bancorp Stock Participation Plan, Mr. Robert Fanucci, Trustee, 901 Main Street, Napa, California 94559.

                Mr. Lemon's principal business address is: Mr. C. Richard Lemon, Dickenson, Peatman & Fogarty, 809 Coombs Street, Napa, California 94559.

                Mr. Schofield's principal business address is: Mr. George M. Schofield, George Schofield Co., 1851 Vallejo Street, St. Helena, California 94574.

            (c) Citizenship: The ESOP is an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and California law to the extent not preempted by ERISA. Messrs. Lemon and Schofield are both citizens of the United States of America.

            (d) Title of Class of Securities: The common stock of Napa National Bancorp ("Common Stock").

            (e)  CUSIP Number:  630 35P 101.

Item 3. The ESOP is:
------- -----------

            (f) [X] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F).

Item 4.  Ownership.
-------  ---------

            (a) As of December 31, 1998, the ESOP beneficially owned 70,811 shares of Common Stock (the "ESOP Shares"). 59,951 shares of Common Stock were beneficially owned by the ESOP as of September 1, 1997. The following transactions took place between September 1, 1997 and December 31, 1998:

                (i) The ESOP acquired beneficial ownership through purchase of: (1) 110 shares of Common Stock on September 17, 1997, (2) 100 shares of Common Stock on September 30, 1997, (3) 750 shares of Common Stock on October 6, 1997, (4) 300 shares of Common Stock on November 5, 1997, (5) 7,500 shares of Common Stock on

                               Page 5 of 9 Pages

            November 19, 1997, (6) 100 shares of Common Stock on December 1, 1997, (7) 200 shares of Common Stock on December 5, 1997, (8) 600 shares of Common Stock on March 4, 1998, (9) 200 shares of Common Stock on May 11, 1998, (10) 100 shares of Common Stock on June 29, 1998, (11) 400 shares of Common Stock on October 15, 1998, (12) 200 shares of Common Stock on October 17, 1998, (13) 100 shares of Common Stock on November 20, 1998, and (14) 400 shares of Common Stock on December 7, 1998.

                (ii) The ESOP disposed of beneficial ownership through sale of:
            (1) 100 shares of Common Stock on September 9, 1997, and (2) 100 shares of Common Stock on December 23, 1997.

         Messrs. Lemon and Schofield each disclaim beneficial ownership as to the ESOP Shares.

            As of December 31, 1998, Mr. Lemon was deemed for reporting purposes to beneficially own 82,111 shares of Common Stock. This amount includes the ESOP Shares and the following shares of Common Stock (which shares have been beneficially owned by Mr. Lemon at all times since November 1, 1997): (i) 500 shares of Common Stock held in Mr. Lemon's own name,
         (ii) 800 shares of Common Stock held in an individual retirement account for the benefit of Mr. Lemon, and (iii) 10,000 shares of Common Stock that may be acquired upon the exercise of stock options.

            As of December 31, 1998, Mr. Schofield was deemed for reporting purposes to beneficially own 81,011 shares of Common Stock. This amount includes the ESOP Shares and the following shares of Common Stock (which shares have been beneficially owned by Mr. Schofield at all times Since November 1, 1997): (i) 200 shares of Common Stock held in the name of "George and Jennifer Schofield as Community Property" (the "Community Property Shares"), (ii) 2,000 shares of Common Stock held in an individual retirement account for the benefit of Mr. Schofield,
         (iii) 2,000 shares of Common Stock held in an individual retirement account for the benefit of Jennifer Schofield (the "Jennifer Schofield IRA Shares"), and (iv) 6,000 shares of Common Stock that may be acquired upon the exercise of stock options.

            (b) As of December 31, 1998, there were 791,000 shares of the Subject Company's Common Stock outstanding. The 70,811 shares of Common Stock beneficially owned by the ESOP as of December 31, 1998 represented 9.0% of the Common Stock outstanding as of that date. The 82,111 shares of Common Stock deemed to be beneficially owned by Mr. Lemon as of December 31, 1998 represented 10.3% of the Common Stock outstanding as of that date (including for this purpose the 10,000 shares of Common Stock that may be acquired by Mr. Lemon upon the exercise of stock options). Mr. Lemon first was deemed for reporting purposes to beneficially own more than 10% of the outstanding shares of Common Stock (including for this purpose the 10,000 shares of Common Stock that may be acquired by Mr. Lemon upon the exercise of stock options) on November 19, 1997 when the ESOP acquired beneficial ownership of 7,500 shares of Common Stock on that date. The 81,011 shares of Common Stock deemed to be beneficially owned by Mr. Schofield as of December 31, 1998 represented 10.2% of the Common Stock outstanding as of that date (including for this purpose the 10,000 shares of Common Stock that may be acquired by Mr. Schofield upon the exercise of stock options). Mr. Schofield first was deemed for reporting purposes to beneficially own more than 10% of the outstanding shares of Common Stock (including for this purpose the 6,000 shares of

                               Page 6 of 9 Pages

         Common Stock that may be acquired by Mr. Schofield upon the exercise of stock options) on November 19, 1997 when the ESOP acquired beneficial ownership of 7,500 shares of Common Stock on that date.

            (c) Number of shares of Common Stock as to which the person had (as of December 31, 1998):

                (i) sole power to vote or to direct the vote: The ESOP beneficially owned no shares of Common Stock as to which it maintained the sole power to vote or to direct the vote. Mr. Lemon beneficially owned 11,300 shares of Common Stock as to which he maintained the sole power to vote or to direct the vote (10,000 of this total represents shares of Common Stock which Mr. Lemon could acquire upon the exercise of stock options). Mr. Schofield beneficially owned 8,000 shares of Common Stock as to which he maintained the sole power to vote or to direct the vote (6,000 of this total represents shares of Common Stock which Mr. Schofield could acquire upon the exercise of stock options).

                (ii) shared power to vote or to direct the vote: The ESOP beneficially owned 70,811 shares of Common Stock as to which it has shared power to vote or direct the vote. Mr. Lemon was deemed to be the beneficial owner of 70,811 shares of Common Stock as to which he had shared power to vote or to direct the vote (consisting of the ESOP Shares). Mr. Schofield was deemed to be the beneficial owner of 73,011 shares of Common Stock as to which he had shared power to vote or to direct the vote (consisting of the ESOP Shares, the Community Property Shares and the Jennifer Schofield IRA Shares).

                (iii) sole power to dispose or direct the disposition of: The
            ESOP beneficially owned no shares of Common Stock as to which it maintained the sole power to dispose or direct the disposition of. Mr. Lemon beneficially owned 11,300 shares of Common Stock as to which he maintained the sole power to dispose or direct the disposition of (10,000 of this total represents shares of Common Stock which Mr. Lemon could acquire upon the exercise of stock options). Mr. Schofield beneficially owned 8,000 shares of Common Stock as to which he maintained the sole power to dispose or direct the disposition of (6,000 of this total represents shares of Common Stock which Mr. Schofield could acquire upon the exercise of stock options).

                (iv) shared power to dispose or direct the disposition of: The ESOP beneficially owned 70,811 shares of Common Stock as to which it had shared power to dispose or direct the disposition of. Mr. Lemon was deemed to be the beneficial owner of 70,811 shares of Common Stock as to which he had shared power to dispose or direct the disposition of (consisting of the ESOP Shares). Mr. Schofield was deemed to be the beneficial owner of 73,011 shares of Common Stock as to which he had shared power to dispose or direct the disposition of (consisting of the ESOP Shares, the Community Property Shares and the Jennifer Schofield IRA Shares).

                               Page 7 of 9 Pages

Item 5.  Ownership of Less Than Five Percent or Less of a Class.
-------  ------------------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X]

         During January 1999, the ESOP was amended to substitute Robert Fanucci as the sole trustee thereunder in the place and stead of its two former co-trustees, Messrs. Lemon and Schofield. By virtue of this amendment, Messrs. Lemon and Schofield are no longer deemed for reporting purposes to beneficially own the ESOP Shares. Because each of Messrs. Lemon and Schofield at present are deemed for reporting purposes to beneficially own less than five percent of the common stock of Napa National Bancorp, they are no longer subject to the reporting requirements of 17 C.F.R. (S)240.13d-1 et seq. with respect to the common stock of Napa National Bancorp and will not become subject to such reporting requirements until such time, if any, as either of them hereafter becomes the beneficial owner of more than five percent of the common stock of Napa National Bancorp and is required to file pursuant to 17 C.F.R. (S) 240.13d-1.

         As of the date hereof, Mr. Fanucci is deemed for reporting purposes pursuant to 17 C.F.R. (S)240.13d-1 to beneficially own 70,811 shares of Common Stock held by the ESOP.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
-------  ---------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------  ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ---------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of the Group.
-------  ----------------------------------

         Not applicable.

Item 10. Certification.
-------- -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business (in the case of the ESOP) and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 8 of 9 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11, 1999.

                                     NAPA NATIONAL BANCORP STOCK
                                     PARTICIPATION PLAN


                                     By: /s/ Robert Fanucci
                                         --------------------------
                                               Robert Fanucci
                                                 Trustee


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11, 1999.

                                         /s/ C. Richard Lemon
                                         --------------------------
                                               C. Richard Lemon


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11, 1999.


                                         /s/ George M. Schofield
                                         --------------------------
                                               George M. Schofield


                               Page 9 of 9 Pages